FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2007

Commission File Number: 000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

Table of Contents

Document 1 News Release dated September 11, 2007 (Horwood Property)

Document 2 News Release dated September 12, 2007 (Conner Creek Property)

Document 3 News Release dated September 12, 2007 (Kell Silver Property)

Document 4 Material Change Report dated September 12, 2007 (Horwood Property)

Document 5 Material Change Report dated September 12, 2007 (Conner Creek Property)

Document 6 Material Change Report dated September 13, 2007 (Kell Silver Property)

Document 1

AMADOR GOLD CORP.

711 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2 (604) 685-2222 *Fax: (604) 685-3764

FOR IMMEDIATE RELEASE www.amadorgoldcorp.com

September 11, 2007

NEW GOLD DISCOVERY ON AMADOR’S HORWOOD PROPERTY

Vancouver, British Columbia, September 11, 2007 – Amador Gold Corp (TSX-V: AGX) ("Amador") is pleased to announce the discovery of a third large gold bearing zone on the Horwood Property, approximately 75 kilometers southwest of Timmins Ontario. Three gold zones have been discovered by trenching and channel sampling to date. They are the Gabbro, Bend and Quartz Blowout gold zones.

Approximately 175 channel samples were collected from the newly discovered Gabbro zone with 98 samples grading greater than 1.0 g/t gold of which 39 samples graded greater than 3.0 g/t gold. Highlights from some of the separate channel samples of this zone include 13.03 g/t gold over 0.5m, 5.62 g/t over 4.0m, 2.09 g/t over 2.5m, 2.83 g/t over 5.0m, 2.79 g/t over 7.5m, 7.81 g/t over 1.5m, and 2.62 g/t over 5.5m.

The Bend Zone is located 500 metres west of the Gabbro zone and is exposed by trenching for over 950 square metres. Highlights of the sampling from this zone include 28.1 g/t gold over 0.5 metres, 4.29 g/t over 3 metres, 2.35 g/t gold over 2 metres and 5.94 g/t gold over 2 metres. A total of 245 channel samples were taken with 36 of the samples grading greater than 1.0 g/t Au and 17 samples grading greater than 2.0 g/t gold. The Bend and the Quartz Blowout zone were first discovered in late 2006, and initial grab sample results were announced in March, 2007.

The Quartz Blowout zone, encompasses an area of 500 square meters where mineralization is localized around a large bull quartz vein, 56 channel samples were collected and assays are pending. Initial grab samples returned values over 1.0 g/t gold and 6 samples over 2.0 g/t gold, including one grab sample grading 11.64 g/t gold, out of a total of 26 samples.

Initial mapping of the stripped areas has revealed mafic flows (locally pillowed) and mafic intrusives inhabited by enechelon stacked quartz carbonate veins within gossanous, carbonatized and pyritiferous alteration zones. Results to date indicate that gold mineralization is not restricted to the enechelon stacked quartz vein systems but occurs ubiquitously throughout the altered wallrock as well. All zones are open in all directions.

Geophysical surveys consisting of magnetic and induced polarization surveys have been completed over the stripped areas and along strike as well. The results are presently being evaluated.

A geochemical survey, mobile metal ion (MMI) soil sample survey has also been completed. The results of this survey are pending and will be evaluated when results are received.

Management is extremely encouraged by these initial results and plans to follow up in the fall with a program of diamond drilling to further examine these areas.

Peter Caldbick, P.Geo, is a qualified person for the purposes of National Instrument 43-101and has approved the contents of this news release.

About Amador

Amador Gold is well positioned to discover and capitalize on world class gold, silver, platinum, palladium and diamond deposits. During the last couple of years the Company has strategically accumulated large land packages in existing mining or mineral districts such as the Abitibi in Ontario. The Company’s assets are entirely within Canada with a strong focus in Ontario. These properties have existing infrastructure and are often within road access to metallurgical facilities to process mined ores.

AMADOR GOLD CORP.

On behalf of the Board of Directors

Richard W. Hughes, Chairman

For Further Information Contact: The Hughes Exploration Group

Phone: (604) 685-2222 or visit Amador’s web-site: www.amadorgoldcorp.com to see Smartstox interviews with Company Chairman and President.

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the corporation’s control which may cause actual results, performance or achievements of the corporation to be materially different from the results, performance or expectation implied by these forward looking statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Document 2

AMADOR GOLD CORP.

711 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2 (604) 685-2222 *Fax: (604) 685-3764

FOR IMMEDIATE RELEASE www.amadorgoldcorp.com

September 12, 2007 TSXV-AGX

CONNOR CREEK DRILLING UPDATE

Vancouver, British Columbia, September 12, 2007 – Amador Gold Corp (TSX-V: AGX) ("Amador") is pleased to announce that results are pending on the 2,000 meter diamond drilling now completed on three different areas of gold mineralization which are:

The EM Showing a broad zone about one kilometer square in area with coincident soil anomalies in copper, lead, zinc and gold. A strong EM anomaly 200 by 300 meters in size is coincident with the higher values of copper, lead, zinc and gold. Bedrock sampling in this target returned up to 2242 ppb gold.

The Powerline Showing discovered by Kootenay where an area of anomalous gold in rock and soils along a north south trend 1.5 kilometers long by 50 to 150 meters and open at both ends.

The Root Showing a semi-massive to massive sulfide vein with characteristics similar to the Rossland veins. Airborne magnetics indicate the structure may continue for about 1 kilometer in strike.

In addition to the drill areas tested there are four other mineralized zones being sampled:

The Debbie Showing is a semi-massive sulfide occurrence with coincident soil, rock and geophysical anomalies trending anomaly along a 1.0 kilometer by 300 meter area open to the northeast. The lead, silver and gold values appear as discrete bulls eyes.

The Ag Anomaly is a northerly trending silver in soil anomaly between the Root and Debbie occurrences. This anomaly is about 100 meters wide by 450 meters long and open at both ends. It is also associated with the edge of a magnetic high anomaly which may reflect a mineralized structure.

The Hungry Man is an historic sulfide occurrence sitting on the flank of a discrete airborne EM anomaly measuring 100 meters by 350 meters which may reflect an area of stronger mineralization.

The Northeast EM target which is a discrete bulls eye EM anomaly on the northeast corner of the property about 100 meters in diameter.

The main types of mineralization found at Connor Creek are; semi-massive sulfide veins with characteristics similar to the Rossland Camp that produced nearly 3.0 million ounces of gold at an average grade of 0.4 ounces per tonne; and disseminated sulfides hosted in zones of shearing.

The foregoing geological disclosure has been reviewed and verified by Kootenay's CEO, James McDonald, P.Geo. (a qualified person for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects).

The Connor Creek Property is a joint venture with Kootenay Gold Inc. (TSX Venture: KTN")

About Amador

Amador Gold is well positioned to discover and capitalize on world class gold, silver, platinum, palladium and diamond deposits. During the last couple of years the Company has strategically accumulated large land packages in existing mining or mineral districts such as the Abitibi in Ontario. The Company’s assets are entirely within Canada with a strong focus in Ontario. These properties have existing infrastructure and are often within road access to metallurgical facilities to process mined ores.

AMADOR GOLD CORP.

On behalf of the Board of Directors

Richard W. Hughes, Chairman

For Further Information Contact: The Hughes Exploration Group

Phone: (604) 685-2222 or visit Amador’s web-site: www.amadorgoldcorp.com to see Smartstox interviews with Company Chairman and President.

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the corporation’s control which may cause actual results, performance or achievements of the corporation to be materially different from the results, performance or expectation implied by these forward looking statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Document 3

AMADOR GOLD CORP.

711 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2 (604) 685-2222 *Fax: (604) 685-3764

FOR IMMEDIATE RELEASE www.amadorgoldcorp.com

September 12, 2007 TSXV-AGX

KELL SILVER PROPERTY DRILLING COMMENCES

Vancouver, British Columbia, September 12, 2007 – Amador Gold Corp (TSX-V: AGX) ("Amador") is pleased to announce that drilling has commenced on the Kell Silver Property located 18 kilometres southeast of the Gowganda Silver Camp in Ontario. The property hosts a number of old silver, cobalt and copper showings that were last explored in 1968.

Current drilling will test the down dip and strike extent of historical showings as well as potential structures identified by recent detailed ground magnetometer and electromagnetic (EM) surveys

About Amador

Amador Gold is well positioned to discover and capitalize on world class gold, silver, platinum, palladium and diamond deposits. During the last couple of years the Company has strategically accumulated large land packages in existing mining or mineral districts such as the Abitibi in Ontario. The Company’s assets are entirely within Canada with a strong focus in Ontario. These properties have existing infrastructure and are often within road access to metallurgical facilities to process mined ores.

AMADOR GOLD CORP.

On behalf of the Board of Directors

Richard W. Hughes, Chairman

For Further Information Contact: The Hughes Exploration Group

Phone: (604) 685-2222 or visit Amador’s web-site: www.amadorgoldcorp.com to see Smartstox interviews with Company Chairman and President.

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the corporation’s control which may cause actual results, performance or achievements of the corporation to be materially different from the results, performance or expectation implied by these forward looking statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Document 4

MATERIAL CHANGE REPORT

To: British Columbia Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Item 1. Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2. Date of Material Change – September 12, 2007.

Item 3. News Release – News Release issued September 11, 2007, at Vancouver, BC.

Item 4. Summary of Material Change - Amador Gold Corp (TSX-V: AGX) ("Amador") is pleased to announce the discovery of a third large gold bearing zone on the Horwood Property, approximately 75 kilometers southwest of Timmins Ontario. Three gold zones have been discovered by trenching and channel sampling to date. They are the Gabbro, Bend and Quartz Blowout gold zones.

Item 5. Full Description of Material Change - Amador Gold Corp (TSX-V: AGX) ("Amador") is pleased to announce the discovery of a third large gold bearing zone on the Horwood Property, approximately 75 kilometers southwest of Timmins Ontario. Three gold zones have been discovered by trenching and channel sampling to date. They are the Gabbro, Bend and Quartz Blowout gold zones.

Approximately 175 channel samples were collected from the newly discovered Gabbro zone with 98 samples grading greater than 1.0 g/t gold of which 39 samples graded greater than 3.0 g/t gold. Highlights from some of the separate channel samples of this zone include 13.03 g/t gold over 0.5m, 5.62 g/t over 4.0m, 2.09 g/t over 2.5m, 2.83 g/t over 5.0m, 2.79 g/t over 7.5m, 7.81 g/t over 1.5m, and 2.62 g/t over 5.5m.

The Bend Zone is located 500 metres west of the Gabbro zone and is exposed by trenching for over 950 square metres. Highlights of the sampling from this zone include 28.1 g/t gold over 0.5 metres, 4.29 g/t over 3 metres, 2.35 g/t gold over 2 metres and 5.94 g/t gold over 2 metres. A total of 245 channel samples were taken with 36 of the samples grading greater than 1.0 g/t Au and 17 samples grading greater than 2.0 g/t gold. The Bend and the Quartz Blowout zone were first discovered in late 2006, and initial grab sample results were announced in March, 2007.

The Quartz Blowout zone, encompasses an area of 500 square meters where mineralization is localized around a large bull quartz vein, 56 channel samples were collected and assays are pending. Initial grab samples returned values over 1.0 g/t gold and 6 samples over 2.0 g/t gold, including one grab sample grading 11.64 g/t gold, out of a total of 26 samples.

Initial mapping of the stripped areas has revealed mafic flows (locally pillowed) and mafic intrusives inhabited by enechelon stacked quartz carbonate veins within gossanous, carbonatized and pyritiferous alteration zones. Results to date indicate that gold mineralization is not restricted to the enechelon stacked quartz vein systems but occurs ubiquitously throughout the altered wallrock as well. All zones are open in all directions.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7. Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8. Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9. Date of Report – Dated at Vancouver, British Columbia, this 12th day of September, 2007.

Document 5

MATERIAL CHANGE REPORT

To: British Columbia Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Item 1. Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2. Date of Material Change – September 12, 2007.

Item 3. News Release – News Release issued September 12, 2007, at Vancouver, BC.

Item 4. Summary of Material Change - Amador Gold Corp (TSX-V: AGX) ("Amador") is pleased to announce that results are pending on the 2,000 meter diamond drilling now completed on 3 different areas of gold mineralization.

Item 5. Full Description of Material Change - Amador Gold Corp (TSX-V: AGX) ("Amador") is pleased to announce that results are pending on the 2,000 meter diamond drilling now completed on 3 different areas of gold mineralization which are:

1. The EM Showing a broad zone about 1 kilometer square in area with coincident soil anomalies in copper, lead, zinc and gold. A strong EM anomaly 200 by 300 meters in size is coincident with the higher values of copper, lead, zinc and gold. Bedrock sampling in this target returned up to 2242 ppb gold.

2. The Powerline Showing discovered by Kootenay where an area of anomalous gold in rock and soils along a north south trend 1.5 kilometers long by 50 to 150 meters and open at both ends.

3. The Root Showing a semi-massive to massive sulfide vein with characteristics similar to the Rossland veins. Airborne magnetics indicate the structure may continue for about 1 kilometer in strike.

In addition to the drill areas tested there are four other mineralized zones being sampled:

1. The Debbie Showing a semi-massive sulfide occurrence with coincident soil, rock and geophysical anomalies trending anomaly along a 1.0 kilometer by 300 meter area open to the northeast. The lead, silver and gold values appear as discrete bulls eyes.

2. The Ag Anomaly a northerly trending silver in soil anomaly between the Root and Debbie occurrences. This anomaly is about 100 meters wide by 450 meters long and open at both ends. It is also associated with the edge of a magnetic high anomaly which may reflect a mineralized structure.

3. The Hungry Man is an historic sulfide occurrence sitting on the flank of a discrete airborne EM anomaly measuring 100 meters by 350 meters which may reflect an area of stronger mineralization.

4. The Northeast EM target which is a discrete bulls eye EM anomaly on the northeast corner of the property about 100 meters in diameter.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7. Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8. Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9. Date of Report – Dated at Vancouver, British Columbia, this 12th day of September, 2007.

Document 6

MATERIAL CHANGE REPORT

To: British Columbia Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Item 1. Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2. Date of Material Change – September 13, 2007.

Item 3. News Release – News Release issued September 13, 2007, at Vancouver, BC.

Item 4. Summary of Material Change - Amador Gold Corp (TSX-V: AGX) ("Amador") is pleased to announce that drilling has commenced on the Kell Silver Property located 18 kilometres southeast of the Gowganda Silver Camp in Ontario.

Item 5. Full Description of Material Change - Amador Gold Corp (TSX-V: AGX) ("Amador") is pleased to announce that drilling has commenced on the Kell Silver Property located 18 kilometres southeast of the Gowganda Silver Camp in Ontario. The property hosts a number of old silver, cobalt and copper showings that were last explored in 1968.

Current drilling will test the down dip and strike extent of historical showings as well as potential structures identified by recent detailed ground magnetometer and electromagnetic (EM) surveys

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7. Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8. Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9. Date of Report – Dated at Vancouver, British Columbia, this 13th day of September, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMADOR GOLD CORP.

(Registrant)

Date: September 18, 2007 By: /s/ Beverly J. Bullock

Beverly J. Bullock, Corporate Secretary